[PURE EARTH, INC. LETTERHEAD]

NOTE: CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO
RULE 83, 17 C.F.R. § 200.83, WITH RESPECT TO PORTIONS OF THIS
CORRESPONDENCE. PURSUANT TO THIS RULE, WE HAVE OMITTED
CONFIDENTIAL INFORMATION THAT WAS INCLUDED IN THE UNREDACTED
VERSION OF THIS CORRESPONDENCE DELIVERED TO THE DIVISION OF
CORPORATION FINANCE. WE HAVE INDICATED EACH REDACTION OF
CONFIDENTIAL INFORMATION IN THIS CORRESPONDENCE
BY THE USE OF THE LEGEND “[XXXXX].”
August 7, 2008
VIA EDGAR AND FEDERAL EXPRESS
Pamela Long, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Pure Earth, Inc. Registration Statement on Form 10 Filed June 20, 2008 File No. 000-53287
Dear Ms. Long:
This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 17, 2008 (the “Comment Letter”), addressed to Mark Alsentzer, Chief Executive Officer of Pure Earth, Inc. (“we”, “our” or the “Company”). The Staff issued the Comment Letter with respect to a registration statement we filed on Form 10 under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on June 20, 2008.
In order to facilitate your review, each of the Staff’s comments reproduced below is followed by our response to that comment. References in this response letter to the “Registration Statement” are to our Pre-Effective Amendment No. 1 to Form 10 (File No. 0-53287), which we filed with the Commission separately via EDGAR after the close of business today, effective August 8, 2008. Page number references contained in the responses below are to the Registration Statement, as amended. For the convenience of the Staff, we are enclosing in the Federal Express package four clean and redlined copies of the Registration Statement. The clean copies are from the EDGAR proof, and the redlined copies are from our word processing version of the Registration Statement, marked to show changes from the initial June 20, 2008 filing.

United States Securities and Exchange Commission
August 7, 2008

General
1.	Comments regarding your confidential treatment request will be sent under separate cover.
Response:
So noted.
2.	Pursuant to the definition of a smaller reporting company contained in Item 10(f) of Regulation S-K, please tell us how you determined that you meet the qualifications of a smaller reporting company. To the extent you have not met the qualifications of a smaller reporting company, please provide the Regulation S-K disclosure required by larger reporting companies and tell us how you have addressed the following:
•	Please provide selected financial data in accordance with Item 301 of Regulation S-K,

•	Please provide a contractual obligation table in accordance with Item 303(a)(5) of Regulation S-K,

•	Please tell us what consideration was given to providing financial statements for the year ending December 31, 2005.

•	We note the reverse merger with South Jersey Development (Pure Earth Materials, Inc.) which resulted in the stockholders of PE Materials owning 76% of the Company’s common stock. To the extent 2005 financial statements are required in your Form 10, please tell us how you considered this reverse merger when presenting historical financial statements of the accounting acquirer in 2005.
Response:
For purposes of the initial filing of the Registration Statement, we were a smaller reporting company, as defined in Item 10(f)(1)(ii) of Regulation S-K, because we maintained a public float of less than $75 million as of a date within 30 days from that initial filing date. In support of this conclusion, we provide the Staff the following supplemental information:

United States Securities and Exchange Commission
August 7, 2008

Public Float Calculation as of June 5, 2008

Total common stock issued and outstanding	17,238,465

Minus shares held by affiliates:
Mark Alsentzer	(4,051,100)
Brent Kopenhaver	(946,400)
Joseph T. Kotrosits	(17,000)
Charles M. Hallinan	(1,288,525)
Scott Tucker	(1,555,925)

Total Public Float	9,379,515

Closing Price on June 5, 2008 (Pink Sheets)	$2.41

Value of Total Public Float on June 5, 2008	$22,604,631

Under Item 10(f)(2)(ii) of Regulation S-K, we were required to redetermine our status as a smaller reporting company as of June 30, 2008, the last business day of our second fiscal quarter. As a result, we determined that we remain a smaller reporting company until June 30, 2009, because we maintained a public float of less than $75 million as of June 30, 2008 and therefore, we are not required to provide the additional information and disclosures outlined in the Staff’s comment. In support of this conclusion, we provide the Staff with the following supplemental information:
Public Float Calculation as of June 30, 2008

Total common stock issued and outstanding	17,288,465

Minus shares held by affiliates:
Mark Alsentzer	(4,051,100)
Brent Kopenhaver	(946,400)
Joseph T. Kotrosits	(17,000)
Charles Hallinan	(1,288,525)
Scott Tucker	(1,555,925)

Total Public Float	9,429,515

Closing Price on June 30, 2008	$2.32

Value of Total Public Float on June 30, 2008	$21,876,475

Business, page 1
3.	Under “Organizational Structure” on page 2, please darken the text inside the rectangles to make it easier to read.

United States Securities and Exchange Commission
August 7, 2008

Response:
In an effort to respond to this comment and to improve the overall readability of this section, we have deleted the organizational chart and have instead incorporated the short-forms for each entity and the name of each entity’s parent company in the summary table beginning on page 2 of the Registration Statement.
4.	Please expand your Business section to discuss the following items:
•	Under “Competition” on page 15, please disclose the competitive business conditions and the methods of competition in the Materials, Transportation and Disposal, and Concrete Fibers business segments. See Item 101(h)(4)(iv) of Regulation S-K.

•	It seems like you may need to obtain certain raw materials for use in your Materials and Concrete Fibers business segments. If so, please disclose the sources and availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

•	We note your various patents and trademarks on pages 21 and 22. Please disclose the amount spent on research and development in the past two fiscal years. See Item 101(h)(4)(x) of Regulation S-K.
Response:
We have responded to the Staff’s comment as follows:
•	Competition. We have expanded the Business section on page 16 of the Registration Statement to discuss the competitive business conditions and methods within each of our business segments, including the Transportation and Disposal, Treatment and Recycling, Environmental Services, Materials and Concrete Fibers segments.

•	Raw Materials. We have also added information within the Business section on page 14 of the Registration Statement to disclose the sources and availability of raw materials for the Materials and Concrete Fibers segment.

•	Research and Development. We acquired the patents and trademarks described on pages 22-23 of the Registration Statement through acquisition and not internal development activities. We supplementally advise the Staff that we have not incurred any expenditures for research and development activities during the past two fiscal years. For this reason, we respectfully submit that no additional disclosure is required.

United States Securities and Exchange Commission
August 7, 2008

Risk Factors, page 23
5.	Please delete the third and fourth sentences in the first paragraph under “Risk Factors.” All material risks should be described. If risks are not deemed material, you should not reference them.
Response:
We have complied with the Staff’s request by deleting these sentences on page 23 of the Registration Statement.
Critical Accounting Policies and Estimates, Revenue Recognition, page 45
6.	Please tell us and expand your revenue recognition policy as appropriate for the following:
•	You disclose that for your Treatment and Recycling segment, revenues from waste that is not yet completely processed or disposed of are deferred until the services have been completed. We further note your Accrued Disposal Costs policy and as of December 31, 2007, you have current accrued disposal costs of $278,432 and long-term accrued disposal costs of $1,093,796, and as of March 31, 2008, your current accrued disposal costs of $1,042,930 and long-term accrued disposal costs of $51,539. Please tell us if you have recorded deferred revenue and disclose the amount for each period presented related this activity or explain to us why you have not recorded deferred revenue but recorded disposal costs.

•	You disclose that revenues are recognized upon completion of the disposal of the waste into a landfill or Brownfield, or when it is shipped to a third party for processing and disposal in your Transportation and Disposal segment. Please tell us and disclose when you bill customers for your services provided and if it is necessary to record deferred revenue based on the time between you bill your customers and complete the disposal of the waste.

•	We note your disclosure on page 68, that in 2007, you began to utilize a revised pricing strategy with your customers, which allows you to use a bundled pricing approach. Expand your discussion to discuss the nature of this bundled pricing approach, how you are accounting for this new approach, and whether or not this new approach resulted in a change in accounting. Cite the authoritative guidance that supports your accounting treatment.

United States Securities and Exchange Commission
August 7, 2008

Response:
In response to the Staff’s comments, we provide the following supplemental information regarding our revenue recognition policies:
A. Treatment and Recycling Segment
We recognize revenue within the Treatment and Recycling segment upon the completion of the processing of waste that is brought into our facilities. Revenue is deferred for waste that has been received at our facilities, but for which the treatment process has not been completed. The treatment process includes the thermal desorption or blending of materials prior to being disposed of into a landfill as well as hazardous soil and sludge stabilization
Operations within our Treatment and Recycling segment consist primarily of two major components, which are soil treatment and remediation at MART and oil treatment, recycling and tank services at Casie.
MART
MART’s revenue is derived from the acceptance of formerly treated hazardous soils, sludges, and non-hazardous soils into our facility. Subsequent to receipt of the soils into our facility, the soil is screened to remove debris, treated (if necessary), blended with other soils, and ultimately disposed of into a landfill or other waste facility. We segregate incoming soil into two categories based upon the level of contaminants and treatment that is required:
1)	Soil to be treated through Our Thermal Desorption Unit. A portion of incoming soil must first be treated through our thermal desorption unit, or TDU, to remove certain contaminants prior to blending of the material and disposal into a landfill or other facility. We segregate the incoming tons of soil to be processed in the TDU into a separate inventory pile, where it is separately tracked and maintained. For certain customer contracts, we are required to provide a certificate of disposal back to the customer, evidencing the proper treatment and disposal of the waste material. At the end of each reporting period, we calculate the tons of TDU soil received, but not yet processed through the TDU and we make an adjustment to our financials statements to properly defer revenue and costs associated with this unprocessed soil.

2)	Soil to be screened and blended. Incoming soil to be screened and blended is not required to be treated through the TDU and therefore, is screened and then held in inventory separate from the soil to be processed via the TDU. Soil from this inventory is then blended with other incoming soils or with processed dirt from the TDU and disposed of into a landfill or alternative facility. Revenue from incoming soils to be screened and blended is recognized at the time we receive the incoming material at our facility and any costs associated with screening, blending and ultimately disposing of the material are accrued.

United States Securities and Exchange Commission
August 7, 2008

Casie
Casie’s operations consist of the treatment and recycling of oil, as well as providing tank removal and field services. Revenues from our tank removal and field services operations are recognized upon the completion of the work. We invoice customers for the treatment and recycling of oil at the time upon which we either accept the waste into our facility or when we remove it from the customer site. After acceptance of the waste, the treatment and recycling period is a relatively short time period, generally 1-2 days, and any material costs to process existing waste at period end are accrued. The byproducts of the treatment and recycling process are wastewater that must be discharged, solids that are disposed of in a landfill or processed through thermal desorption, and recycled oil, which becomes an inventory product carried on our balance sheet. The balance of recycled oil inventory recorded in our consolidated financial statements was $208,413 and $248,483 as of March 31, 2008 and December 31, 2007, respectively.
Revenue Recognition Analysis
SEC Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, states that revenue should not be recognized until it is realized or realizable and earned. Under SAB 104, revenue generally is realized or realizable and earned when all of the following criteria are met:
•	persuasive evidence of an arrangement exists,

•	delivery has occurred or services have been rendered,

•	the seller’s price to the buyer is fixed or determinable, and

•	collectibility is reasonably assured.
We believe that these criteria for recognizing revenue within MART and Casie have been met when:
•	Persuasive evidence of an arrangement exists – We believe that persuasive evidence of an arrangement exists at the point upon which we have an executed sales agreement and the customer has transported and deposited their waste material at our facility.

•	Delivery has occurred or services have been rendered – Our policy is that generally, services have been rendered at the time upon which we accept waste material at our facility from our customers. Our obligation under the contract with these customers is to remove the waste from the customer’s site or accept it into our facility. The exception to this policy is for soils that require specific treatment process (TDU treatment) or a certificate of disposal. Under these types of contracts, we believe the earnings process is not completed until satisfaction of the specific criteria or until the waste is treated through the TDU. Due to the operational difficulty of separately tracking each ton of incoming soil, we do not recognize revenue or the costs associated with that revenue for soil that has been received at

United States Securities and Exchange Commission
August 7, 2008

our facility, but has not yet treated in the TDU.

Services for Casie’s operations are deemed to have been rendered upon acceptance or pick-up of the waste material. The processing of this waste is generally completed within one day of acceptance, therefore there is a minimal amount of time during which any additional service could be required.

•	The seller’s price to the buyer is fixed or determinable – This criterion is satisfied based upon the terms of an executed sales agreement, which is completed prior to the waste being brought into our facility. Typical terms of our sales contracts include the volume and type of material, price per ton, and any special disposal requirements (such as certificate of disposal, etc.), which we believe satisfies this criterion as being both fixed and determinable.

•	Collectibility is reasonably assured – We generally believe at the time of sale that collectibility is reasonably assured. On a monthly basis, we perform a review of outstanding receivables and record an allowance for doubtful accounts, if we believe it is required. If we have reason to believe that based upon historical experience or a past history of write-offs, that we will be unable to collect from a customer, we generally do not accept that work. However, in the rare circumstance where a contract with such a customer were to occur, we would defer recognition of revenue until payment is received or reasonably assured of receipt.
Within our Treatment and Recycling segment operations, we record accrued disposal costs representing the expected costs of processing and disposing of clean and contaminated soils that have been received into the treatment facility. Disposal costs include the costs associated with handling and treating the waste, and the cost to dispose of the processed materials. The accrued disposal costs of $1,372,228 and $1,094,469 as of March 31, 2008 and December 31, 2007, respectively, are principally due to the assumption of an existing liability dating back to the acquisition of Casie Group in March 2007, whereby the former owner had an extraordinarily large amount of existing waste on hand which required disposal. On an ongoing basis, accrued disposal costs within our Treatment and Recycling segment represent the incurrence of a liability due to the fact that the Company will incur costs to dispose of incoming waste into a landfill or other facility, following treatment. The incurrence of this liability, however, does not preclude the recognition of revenue prior to completing the disposal of the waste due to the fact that we are not under any obligation to the customer to dispose of this waste. Therefore, we believe the earning process is completed and the criteria to recognize revenue pursuant to SAB 104 have been met once the waste has been received, unless further processing is required by the customer. We defer the recognition of revenue only for waste that has been received into the facility that is required to be treated through the TDU process, but for which this process has not been completed.
B. Transportation and Disposal Segment
The Transportation and Disposal segment recognizes revenue upon completion of the

United States Securities and Exchange Commission
August 7, 2008

disposal of waste into a landfill or Brownfield, or when it is shipped to a third party for processing. We bill the customer at the time upon which we have either:
•	taken possession of the waste from the customer for disposal, or

•	completed our responsibility and obligation to dispose of the waste via a subcontractor.
Revenue within the Transportation and Disposal segment is deemed to have been earned and realized when the disposal of the waste into a landfill or other facility is completed. The disposal process typically takes less than one day, therefore the interval of time between when we take possession of the waste from our customers (triggering billing) and the completion of the revenue earning process by disposal of the waste is believed to be immaterial at a given point in time. As a result, we do not believe it is necessary to record deferred revenue for the time period between the billing of our customers and the disposal of the waste.
C. “Bundled” Pricing Approach
The bundled pricing approach described on page 68 of the Registration Statement is a revised method of quoting the cost of a Transportation and Disposal job to a potential customer. Prior to implementing this strategy, we would provide a quote to the customer of specific prices for different types of waste depending upon the landfill or treatment facility where it would ultimately be disposed into. In 2007, we revised our methodology of pricing and quoting a job to the customer by offering a single, combined price for all the waste, which reflected our analysis of where we anticipated having to dispose of the material. The following example illustrates both approaches:

	Multiple Quote	Revised “Bundled”
	Approach	Approach
Waste A	$35 per ton
Waste B	$45 per ton
Waste C	$30 per ton

Combined		$36.67 per ton
As demonstrated by this example, the change in our pricing methodology does not impact our revenue recognition policy, but rather the amount that we charge our customers. Under both the new and revised pricing methodologies, we recognize revenue upon the completion of the transportation and disposal of the waste. The “bundled” pricing approach referenced above does not represent a revenue arrangement with multiple elements as described in EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. For purpose of avoiding further confusion, we have amended our description of this pricing approach on pages 60 and 70 of the Registration Statement by using the term “combined,” rather than “bundled.”
Pursuant to the Staff’s requests, we have amended our disclosure on page 46 of the Registration Statement to reflect more fully our revenue recognition policies in our Transportation and Disposal segment, consistent with the supplemental information provided

United States Securities and Exchange Commission
August 7, 2008

above. We have also disclosed on page 47 of the Registration Statement the amount of net deferred revenue we recorded in our Treatment and Recycling segment at March 31, 2008 and December 31, 2007.
EBITDA, page 49
7.	We note that you consider EBITDA to be a measure of operating performance. This measure appears to eliminate critical recurring charges that are a necessary cost of your operations. Please provide a more comprehensive explanation of why you believe EBITDA is a useful measure of operating performance, including the substantive reasons why EBITDA is useful to investors as an operating performance measure.
Response:
We have included additional disclosures on pages 50 and 51 of the Registration Statement, which provide a more comprehensive explanation of why we believe that EBITDA is a useful tool for both management and investors to evaluate our performance.
8.	You further disclose that investors will find this data useful in assessing your ability to service or incur indebtedness. If EBITDA is also used as a liquidity measure, you must (i) include a reconciliation of EBITDA to your cash flows from operating activities as this would be the most directly comparable financial measure of liquidity under GAAP (ii) disclose why management believes that the presentation of EBITDA as a liquidity measure provides useful information to investors and (iii) disclose the additional purposes, if any, for which management uses EBITDA as a liquidity measure.
Response:
We have addressed the Staff’s comments by adding on pages 75 and 76 of the Registration Statement, in “Liquidity and Capital Resources”:
•	a reconciliation of EBITDA to our net cash used in operating activities for each of the periods presented;

•	disclosures to state why we believe EBITDA is useful as a liquidity measure; and

•	disclosures regarding the additional purposes for which management uses EBITDA as a liquidity measure.
9.	Please specifically address the material limitations associated with the use of EBITDA, in light of your significant borrowings, fixed assets, and intangible assets, as well as how you compensate for these limitations. Your limitations should address the use of EBITDA as both a liquidity measure and a performance

United States Securities and Exchange Commission
August 7, 2008

measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”
Response:
In response to the Staff’s comment, we have included on page 51 of the Registration Statement more detailed discussion on the material limitations associated with our use of EBITDA as a performance measure and a liquidity measure, as well as how we compensate for these limitations. We note for the Staff’s benefit that we have provided this disclosure on page 75 of the Registration Statement with respect to the discussion in Liquidity and Capital Resources by use of a cross-reference to the discussion contained in Results of Operations.
Results of Operations, Year Ended December 31. 2007 Compared to Year Ended December 31, 2006, page 60
10.	Given that the effective date of the Casie Group acquisition occurred during 2007, it appears more appropriate to discuss and disclose 2007 on a pro forma basis. Please expand your discussion accordingly. We remind you, however, that you still must discuss your 2007 historical results of operations in your management’s discussion and analysis.
Response:
We have included beginning on page 71 of the Registration Statement a new section that contains a brief discussion of our 2007 pro forma results in response to the Staff’s comment.
Liquidity and Capital Resources, page 69
11.	We note you include your acquisitions of Casie, Rezultz, and MART in your Treatment and Recycling reportable segment which make up the majority of this segment You have reported a loss from operations of $426,843 for your Treatment and Recycling segment for the quarter ended March 31, 2008. We also note that the audit report for Casie Protank, Inc’s financial statements for the years ended December 31, 2006 and 2005 and the audit report for the quarter ended March 31, 2007, contained going concern paragraphs. Provide a comprehensive discussion of this segment’s liquidity and operating results and its impact on your overall liquidity and financial statements as a whole given the recurring operating losses of these particular businesses. Ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity.

United States Securities and Exchange Commission
August 7, 2008

Response:
In response the Staff’s comment, we have included on pages 60, 72 and 77 of the Registration Statement additional discussion of the Treatment and Recycling segment’s operating results and capital needs, and the effects thereof on our overall liquidity and financial statements.
However, we would like to mention for the Staff’s information that the following disclosure on the Casie Group’s and the Treatment and Recycling segment’s operating results for the three months ended March 31, 2008 and the years ended December 31, 2007 and 2006 was and is presently provided in the Registration Statement, and we believe this information also provides appropriate disclosure regarding these operations:
•	Revenues – pages 52 and 63;

•	Cost of revenues – pages 55-57 and pages 65-67; and

•	Operating expenses – pages 57-59 and pages 68-69.
12.	We note your customer concentration disclosures on page 15 that your three largest customers comprised approximately 32% and 51% of your consolidated revenues for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively. We further note your discussion on page 50 that one of the reasons for the decrease in your Transportation and Disposal segment for the quarter ended March 31, 2008 compared to the quarter ended March 31, 2007, is that a significant transportation and disposal job in New York City did not recur in the same period in 2008. Please provide a discussion within Liquidity and Capital Resources to discuss the effects of your customer concentrations on your liquidity, specifically if you lost one of your major customers. Refer to Financial Reporting Codification 501.03.a.
Response:
In response to the Staff’s comment, we have included additional disclosure on page 75 of the Registration Statement within Liquidity and Capital Resources to discuss the effects of our customer concentration on our liquidity.
13.	Your capital resources discussion suggests that your operations are solely derived from the operations of your subsidiaries. Please tell us and disclose whether your ability to service debt and fund operations is dependent on the results of operations of your subsidiaries and their ability to provide cash. Also, tell us and disclose if any dividends, loans or other distributions from your subsidiaries are subject to contractual and other restrictive governmental regulations and if so, tell us and disclose the nature of those restrictions, quantify the amount of net assets

United States Securities and Exchange Commission
August 7, 2008

that are restricted at each balance sheet date and how you plan to overcome these restrictions in order to service your debt and other operating cash requirements.
Response:
In response to the Staff’s comment, we have stated on page 78-79 of the Registration Statement that our ability to service debt and fund our operations is dependent on the results of operations of our subsidiaries and their ability to provide us with cash. Furthermore, we have disclosed the legal and contractual limitations or restrictions applicable to distributions of cash from our subsidiaries. We have also included a risk factor on page 28 of the Registration Statement covering the risks of operating under a holding company structure such as ours.
However, we do not believe that these limitations and restrictions materially affect our ability to service our debt and meet our other obligations for the following reasons:
•	First, our revolving credit facility provides a lockbox mechanism whereby cash received by our operating subsidiaries that are a party to this facility are automatically swept into a lockbox account that is used to pay down amounts outstanding under the facility. We are then permitted to reborrow these amounts (up to a maximum amount provided by the revolving credit facility) at the holding company level and downstream the borrowed funds to our subsidiaries. Thus, this revolving credit facility’s limitations do not materially affect our liquidity or access to capital resources.

•	Second, the terms of the Casie Group credit facility do not permit the distribution of capital from Casie to other entities in our corporate structure. This provision resulted from the fact that the credit facility was entered into before we acquired Casie Group and at a time when Casie Group entities were not a part of a much larger corporate structure. While this facility does limit our ability to apply cash at the Casie Group level to obligations of the holding company or any of our other subsidiaries, at present, the Casie Group’s operations do not currently generate sufficient income from operations (after taking into account repayments required to be made under this facility) to support non-Casie Group operations. In addition, we could seek the lender’s consent to amend the terms of the Casie Group credit facility, of which the parent company is a guarantor, if an event requiring a distribution of capital from Casie Group were to arise. As a result, we believe that this limitation does not materially affect our overall liquidity or capital needs. Furthermore, we are currently seeking to refinance the terms of this facility, and we intend to seek more flexible terms under a new facility to permit us to use cash flow generated at the Casie Group level for operations elsewhere in our corporate organization.

•	Third, we are also required by the State of New Jersey to maintain escrow accounts in which we deposit funds in the event of closure and post-closure events involving waste management facilities within our Treatment and Recycling

United States Securities and Exchange Commission
August 7, 2008

segment. The balance of this escrow account was $270,473 and $268,039 as of March 31, 2008 and December 31, 2007, respectively. We do not expect the requirement to maintain this escrow account will significantly impact our capital resources.
Other Contractual Obligations, page 79
14.	We note your disclosure on page 9 that you have exclusive and preferred arrangements with several soil reuse facilities, landfills and other disposal outlets as well as discussion regarding employment agreements on page F-83. Please tell us your considerations of including these arrangements in your discussion of contractual obligations beginning on page 79.
Response:
We maintain an exclusive arrangement with a mine reclamation project in Pennsylvania. Under this agreement, we have the exclusive right to provide specified waste materials to this project at a pre-established rate per ton. The agreement does not require us to satisfy any minimum quantity of waste or make minimum payments to the owner of the reclamation project if we fail to deliver any waste. Therefore, we respectfully do not believe that any contractual obligation exists under this agreement that would require disclosure in our financial statements or in the Registration Statement.
Casie Group maintains two preferred disposal contracts with a landfill under which we are able to dispose of waste to be used as cover material at a set rate per ton.  These contracts provide us with a disposal outlet guaranteeing the acceptance of waste at a fixed rate per ton, which otherwise may not be available to us in the absence of such agreements. The disposal contracts do not require us to satisfy any required minimum amounts and do not contain any payment provisions if we fail to deliver waste to the facility.  Therefore, we respectfully do not believe that any contractual obligation exists under these agreements that would require disclosure in our financial statements or in the Registration Statement.
We have entered into employment agreements with various individuals, including salaried employees and consultants, who provide key services to our business. The terms of these employment agreements range from one to five years, with various payment provisions. These employment agreements represent contractual commitments to make payments to these individuals in exchange for services, provided that the services are provided in accordance with the standards set forth in the agreements and no termination or breach of the agreement by the employee or contractor, or dismissal by us for cause, occurs. As such, we believe that these agreements represent material contractual obligations to make payments to these individuals which requires disclosure in the Registration Statement.

United States Securities and Exchange Commission
August 7, 2008

Security Ownership of Certain Beneficial Owners and Management, page 84
15.	Please revise the Security Ownership of Management table so that the footnotes accurately correspond.
Response:
We have complied with the Staff’s request by revising the footnotes on page 91 of the Registration Statement accordingly. We also note for the Staff’s information that we have made other changes to this section in response to Comment 20, and to otherwise update the tabular information.
Directors and Executive Officers, page 86
16.	We note the list of executive officers that appears on your website. It appears that several of these persons may qualify as executive officers who should be disclosed pursuant to Item 401(b) of Regulation S-K. Please revise your table and biographies accordingly or advise us why they are not included in this section.
Response:
We do maintain on our website a list of, and biographical information regarding, certain officers of Pure Earth, Inc. and our subsidiaries. However, this information should not be considered a list of all “executive officers,” as defined in Exchange Act Rule 3b-7, with respect to Pure Earth, Inc. Our board of directors has determined that the only persons who meet the definition of “executive officer” as set forth in Exchange Act Rule 3b-7 with respect to Pure Earth, Inc. are Mark Alsentzer, Brent Kopenhaver and Joseph T. Kotrosits. Thus, we respectfully submit that no additional disclosure to this section is required.
Certain Relationships and Related Transactions, page 93
17.	We note that you entered into a stock purchase agreement with a holder of your 9% convertible debentures on August 17, 2007. Please disclose the name of the holder. See Item 404(a)(1) of Regulation S-K.
Response:
We have complied with the Staff’s request on page 100 of the Registration Statement.
18.	We note several instances of related party transactions throughout the filing that are not disclosed in this section, specifically on pages 81, F-51, and F-105. Please disclose all related party transactions in this section in accordance with Item 404 of Regulation S-K.

United States Securities and Exchange Commission
August 7, 2008

Response:
We respectfully submit that the transactions disclosed on the pages cited by the Staff are not subject to disclosure pursuant to Item 404 of Regulation S-K for the following reasons:
•	Page 81: The items reported in the related party transaction disclosure (appearing on page 87 of the Registration Statement) are not required to be disclosed pursuant to Item 404(a) because they do not involve transactions with any of our executive officers, directors or security holders named in response to Item 403 of Regulation S-K. We would like to note for the Staff’s further information that this discussion was provided in the MD&A section pursuant to Part II.C. of the Commission’s guidance in Release No. 33-8056, Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations (Jan. 22, 2002), which focuses on the disclosure of transactions with related parties under Statement of Financial Accounting Standards No. 57, Related Party Disclosures, and not on related person transactions required to be disclosed under Item 404.

•	Page F-51: The related party disclosures do not require disclosure as transactions involving related persons pursuant to Item 404(d) for the following reasons:
•	The reimbursement of health insurance, administrative expenses and telephone expenses did not exceed the $120,000 threshold of Item 404(d)(1) during any fiscal year required to be reported under Item 404(d).

•	Disclosure of the transaction with Whitney is not required because Whitney is not a related person, as defined in Instruction 1 to Item 404(a).

•	Disclosure of the note payable to a former stockholder is not required because the former stockholder is not a related person, as defined in Instruction 1 to Item 404(a). However, we will clarify the disclosure to reflect that the person is a former stockholder of Casie Ecology Oil Salvage, Inc. (“Casie”), and not of the Company.
•	Page F-105: The related party transactions described on this page are with respect to Casie, and not the Company. None of the counterparties to these transactions are related persons with respect to the Company. Therefore, we respectfully submit that no disclosure of these transactions is required under Item 404(d).

United States Securities and Exchange Commission
August 7, 2008

Recent Sales of Unregistered Securities, page 98
19.	For each sale of unregistered securities, please disclose the applicable exemption. See Item 701(d) of Regulation S-K.
Response:
We have complied with the Staff’s request on pages 104-107 of the Registration Statement.
Description of Registrant’s Securities To Be Registered, page 101
20.	We note that June 30, 2008 is the expiration date for the repurchase or redemption of the Series A Preferred Stock. Please update to reflect any changes in connection with the expiration of this date.
Response:
We have complied with the Staff’s request by making changes throughout the Registration Statement where appropriate.
Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 117
21.	We note your disclosure that you determined that you would not renew the engagement of Skoda Minotti as your independent registered public accounting firm. Revise your disclosure to state whether the former accountants resigned, declined to stand for re-election or were dismissed. Refer to Item 14 of Form 10 and Item 304(a)(1)(i) of Regulation S-K.
Response:
We have complied with the Staff’s request on page 126 of the Registration Statement.
22.	You disclose that, “The reports of [y]our independent registered public accounting firm on [y]our financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principles.” In consideration that Marcum & Kliegman LLP audited your financial statements for the year ended December 31, 2007, and Skoda Minotti audited your financial statements for the year ended December 31, 2006, your current disclosure appears to indicate that one firm reported on your past two years. Please revise your disclosure accordingly.

United States Securities and Exchange Commission
August 7, 2008

Response:
We have complied with the Staff’s request on page 126 of the Registration Statement by referring to both accounting firms that have issued reports on our financial statements during the past two years.
23.	We note you disclose in Note 21 on page F-54 that during the preparation of the Company’s consolidated financial statements for the year ended December 31, 2007, the Company and their new independent registered public accounting firm determined that it was necessary to restate the previously issued consolidated financial statements for the prior years due to certain errors with respect to the application of U.S. GAAP. Pursuant to Item 304(a)(1)(v)(D)(1) of Regulation S-K, please tell us why you did not disclose this reportable event under Item 14.
Response:
We have responded to the Staff’s comment by adding on pages 126-127 of the Registration Statement a description of the restatement of our 2006 financial statements.
24.	To the extent that you make changes to the disclosures in Item 14 to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised disclosures.
Response:
We have complied with the Staff’s comment and have obtained and filed an updated letter from Skoda Minotti as Exhibit 16.1 to the Registration Statement.
Consolidated Statements of Stockholders’ Equity, page F-9
25.	You disclose on page 4, that you acquired the shares of American Transportation & Disposal Systems, Ltd. and the Whitney assets in exchange for an aggregate of 1,250,000 shares of your common stock and you completed a private placement of 1,700,000 shares of your common stock. Please tell us how these transactions are recorded in your statement of stockholders’ equity.
Response:
In response to the Staff’s comment, we provide the Staff supplementally a reconciliation of the transactions referenced in Comment 25 to our Consolidated Statements of Stockholders’ Equity on page F-9 of the Registration Statement.
The 1,250,000 shares issued in exchange for the acquisition of American Transportation & Disposal Systems, Ltd. and the Whitney assets were included within the line item “Issuance of common stock for acquisition of companies and specific assets” as follows:

United States Securities and Exchange Commission
August 7, 2008

Transaction	Number of Shares
Acquisition of American Transportation & Disposal Systems, Ltd. and assets of Whitney Contracting, Inc.	1,250,000
Acqusition of Juda Construction, Ltd.	300,000
Acquisition of specific assets of Alchemy Development, LLC	75,000
Acquisition of Terrasyn Environmental Corporation and affiliates	280,000
Stock issued for professional services in connection with the acquisition of Terrasyn and affiliates	25,000
Acquisition of customer list	25,000

TOTAL	1,955,000
The 1,700,000 shares of common stock issued in the January 20, 2006 private placement are reflected in the statement of stockholders’ equity as a component of the line item entitled “Private placement stock offerings — net of expenses” as follows:

Transaction	Number of Shares
Private placement on January 20, 2006	1,700,000
Private placement on September 9, 2006	1,300,000

TOTAL	3,000,000
Note 2 — Summary of Significant Accounting Policies, Goodwill and Intangible Assets — Indefinite Lives, page F-17
26.	We note your table on page F-27 shows that your total goodwill balance is a result of your acquisitions of PE Environmental, GeoMethods, and BioMethods. Your table on page 3 shows that each of these acquisitions is a part of your Environmental Services reporting segment. In light of your loss from operations of $139,681 for the year ended December 31, 2007 in your Environmental Services reporting segment and your continued loss from operations in this segment of $26,822 for the quarter ended March 31, 2008, please tell us in detail, the factors you considered in determining that your goodwill was not impaired. Please also provide us your assumptions, such as discount rates, cash flows, expected growth rates, and any others, used in determining your estimate of fair value for your reporting unit, as well as your basis for the assumptions used. Your response should reconcile and explain, in detail, any differences between your projected growth rates in revenues and cash flows and your historical growth rates in revenues and cash flows. Please also be advised that these assumptions should be consistent with those used for internal planning purposes. Accordingly, please address why your projections indicate recoverability of your goodwill, but, at the same time, indicate that your deferred tax assets are not fully realizable.
Response:
We provide the following supplemental response to the Staff’s comment:

United States Securities and Exchange Commission
August 7, 2008

As stated in the Staff’s comment, as of December 31, 2007 and March 31, 2008 we reported $759,964 of goodwill, all of which was attributed to the Environmental Services segment. The Company performed its annual assessment goodwill for impairment as of December 31, 2007. For purposes of performing our goodwill impairment test, we determined that the goodwill recorded on the books and records of Geo Methods, Bio Methods and PE Environmental is all attributable to one combined reporting unit pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, which corresponds to our Environmental Services operating segment.
In performing our impairment analysis, we determined that we do not have reliable data for relevant multiples of comparable entities and therefore we utilized a present value of discounted cash flows methodology in performing our goodwill impairment test. The discounted cash flow analysis was based upon the current 2008 forecast and estimated strategic plan for the Environmental Services segment projected through 2012. We prepare a consolidated budget and forecast for the Environmental Services segment, which consists of Geo Methods, Bio Methods, and PE Environmental, which we utilized for performing the impairment test.
The key assumptions and rationale used in performing the impairment analysis were as follows:
•	Growth Factor – Because the companies in our Environmental Services segment were recently acquired in 2006, we used several different growth factors for each of the years, which attempts to anticipate our best estimate of the growth plan for those entities.
•	2008: We anticipate that our 2008 revenues will increase approximately [XXXXX]% from the year ended December 31, 2007. This increase is due primarily to $[XXXXX] of disposal revenue expected to be earned by the Connecticut operations in connection with new construction jobs.
•	2009: We anticipate that our 2009 revenues will again increase by approximately [XXXXX]% over fiscal year 2008 results. This increase is due to an additional $[XXXXX] of revenue relating to disposal jobs.
•	2010-2012: We estimated a [XXXXX]% increase in revenues per year over the previous year’s operating results, due to an expected stabilization from the previous year’s rapid growth and development of the disposal business in Connecticut.
•	Contribution Margin – We assumed a gross profit margin of [XXXXX]% for all periods considered, which is consistent with our historical performance as to similar lines of business.
•	Operating Expenses – We assumed an annual increase in operating expenses of approximately [XXXXX]% per year.

United States Securities and Exchange Commission
August 7, 2008

•	Interest Expense – The Environmental Services companies currently fund their operations through intercompany accounts funded by Pure Earth, Inc. We estimated the borrowings for 2007 of $250,000 at a rate of 10%, which is the interest rate on the Wells Fargo line of credit plus a 150 basis point premium (8.5% + 1.5%). We increased the estimated borrowings by expected revenue growth rate for future years.
•	Corporate Overhead Allocation – We included a corporate overhead allocation of [XXXXX]% of revenues to account for any additional costs that would be incurred for functions currently handled by Pure Earth, Inc. on behalf of its subsidiaries. We note that any corporate entity purchasing the Environmental Services companies would be likely to already have had a corporate function in place and therefore any additional expenses would be only the incremental cost of acquiring additional companies.
•	Discount Rate – We determined the discount rate using a capital asset pricing model, which considers the mix of debt and equity in determining the discount rate. The companies are assumed to be funded with 54.5% debt and 45.5% equity, which we believe is consistent with the average debt to equity ratio of 1.2 to 1 of our competitors and indicates how we believe a potential buyer would leverage the business. Therefore, a blended cost of debt and equity capital of approximately [XXXXX]% was used to discount the expected future cash flows, including terminal value.
•	Terminal Value – We computed terminal value using a liquidation value approach. This approach assumes that a company will cease operations at a point in time in the future and sell the assets it has accumulated to the highest bidder. This methodology is most useful when the assets are separable and marketable. In this case we projected our net book value in Year 6 by adding the Year 1 – 5 net income to the current book value. We assumed that in Year 6 that the net assets were liquidated at current book value, adjusted for inflation during the period. The liquidation value was calculated using the following formula:
Liquidation Value = Net Book Value of Assets x ((1 + 3% inflation)^5)
The terminal value assumes that the average age of the assets is 5 years, and that the buyer receives cash for the net assets in Year 6 discounted to the present.
Based upon all available evidence of market value and the analysis discussed above, we determined that no impairment of goodwill was indicated within the Environmental Services reporting unit as of December 31, 2007. At March 31, 2008, we did not believe that any event or adverse change in business circumstances has occurred since the date of our previous impairment test, such as those described in paragraph 28 of SFAS 142. Therefore, no additional test was performed. Although the Environmental Services segment had a loss of $26,822 for the three months ended March 31, 2008, we do not believe this significantly impacts our projected cash

United States Securities and Exchange Commission
August 7, 2008

flows for 2008 through 2012, upon which the previous projections were based, due to the seasonality of the business.
At December 31, 2007 and March 31, 2008, we established a valuation allowance of approximately $426,000 against our deferred tax assets. The deferred tax assets were the result of net operating loss (“NOL”) carryforwards within the Treatment and Recycling segment that were carried over in the Casie Group acquisition. As disclosed on page F-46 of the Registration Statement, we do not expect to be able to fully utilize these NOL’s due to certain Internal Revenue Code Section 382 limitations. The majority of the valuation allowance is attributable to a segment other than Environmental Services, and therefore we do not believe that the establishment of a valuation allowance on our deferred tax assets contradicts our assessment that the goodwill recorded on the Environmental Services segment is recoverable.
Note 3 — 2006 Acquisitions, page F-26
27.	We note two separate references on page F-26 to independent appraisals. While you are not required to make reference to this outside consulting service, when you do, you must also disclose the name of the outside consulting service. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the outside consulting service. Refer to Section 436(b) of Regulation C.
Response
We have deleted the references to the independent appraisals on page F-26 of the Registration Statement.
28.	Expand your disclosures to discuss the factors that contributed to your purchase price that resulted in your recognition of goodwill. Refer to paragraph 51(b) of SFAS 141.
Response:
In response to the Staff’s comment, we have expanded our disclosure in Note 3 to our Consolidated Financial Statements for the years ended December 31, 2007 and 2006 on page F-27 to include additional discussion of the factors contributing to the purchase price that resulted in our recognition of goodwill in connection with the acquisition of Terrasyn and affiliates.
Note 4 — Casie Group Acquisition, page F-28
29.	We note that you determined the fair value of your common stock to be $3.00 per share based upon the value at which shares of common stock were sold in a private placement. In consideration of the guidance contained in paragraphs 22 and 23 of SFAS 141, please tell us why you did not use the fair value of your securities traded in the market. Provide us with an analysis comparing the nature

United States Securities and Exchange Commission
August 7, 2008

of the shares issued in the Casie Group transaction to the shares issued in the private placement including any restrictions on the shares that would have impacted the value assigned to the shares. Also, provide us with a reconciliation of the market price per share at the time of your transaction to your determination of $3.00 per share.
Response:
Paragraphs 22 and 23 of SFAS No. 141, Business Combinations, provide, in relevant part, that:
[T]he quoted market price of securities traded in the marketplace should generally be used to estimate the fair value of an acquired entity . . . . If the quoted market price is not the fair value of the equity securities, . . . the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult. . . . All aspects of the acquisition, including the negotiations, shall be studied, and independent appraisals may be used as an aid in determining the fair value of securities issued.
After reviewing this guidance, we believe that the market value of our securities traded in the marketplace was not an accurate representation of fair value for the following reasons:
•	Limited liquidity of trading market. As of March 30, 2007, the date of acquisition, our shares of common stock were quoted on the Pink Sheets and were only traded sporadically. The average daily trading volume of our shares was approximately 3,900 shares from January 3, 2007 through April 30, 2007. We believe that the relatively low trading volume indicates that the quoted trading price for our common stock was not, at that time, representative of fair value.
•	Restrictions on transfer of the shares issued in the Casie Group acquisition. Our stock price in the three months leading up to the transaction, as quoted on the Pink Sheets, ranged from $7.15 to $9.45 per share and averaged $7.66 per share. Also, in April 2007, we raised $3.0 million in capital through a private placement of our common stock at $3.00 per share.
The historical price of our common stock reflected trading prices for shares of our stock that were generally freely tradable and not subject to restrictions on transfer imposed by the securities laws. However, shares of common stock that were issued in the Casie Group acquisition were issued in a private placement transaction without any registration rights and, as a result, the transfer of such securities were subject to immediate restrictions under the securities laws. Shares of common stock issued in our April 2007 placement were also restricted under the securities laws and were issued without registration rights.
The following table compares the shares we issued in the April 2007 private placement to those issued in the Casie Group acquisition.

United States Securities and Exchange Commission
August 7, 2008

Comparison of Shares Issued in April 2007 Offering to
Shares Issued in the Casie Group Acquisition

	Casie Group Transaction	Private Placement Offering
Security Offered	Common Stock	Common Stock
Transaction Closing Date	March 30, 2007	April 4, 2007
Number of Shares	338,494	1,000,000
Type of Offering	Private Placement	Private Placement
Securities Law Restrictions	Restricted securities under Securities Act Rule 144(a)(3)	Restricted securities under Securities Act Rule 144(a)(3)
Registration Rights	None	None
Given the proximity in time of the Casie Group acquisition to the April 2007 private placement and the similar characteristics of each of these issuances, as noted in the table above, we believe that the value at which we raised capital from private investors was the best and most reliable indicator of fair value, as opposed to the quoted market price of our securities.
30.	We note your disclosure that $4,056,889 of cash advances from the Company to Casie Group was extinguished upon consummation of the acquisition. Please tell us how you are accounting for the extinguishment of this liability. Cite the authoritative guidance that supports and your accounting, including EITF 04-1 to the extent it is applicable.
Response:
Prior to the date of the Casie Group acquisition, we had advanced $4,056,889 of cash to Casie Group. As part of the opening balance sheet and purchase price allocation, Casie Group recorded a $4,056,889 payable to Pure Earth, Inc. This liability was a reduction of the net assets of Casie Group and therefore was factored into the amount of consideration we paid to the former owners of Casie Group on a dollar for dollar basis. Subsequent to the date of acquisition, this liability still exists on the books and records of Casie Group on a stand alone basis; however, in consolidation, the intercompany payable and receivable were eliminated.
EITF Issue No. 04-1, Accounting for Preexisting Relationships between the Parties to a Business Combination, addresses whether a business combination between two parties that have a preexisting relationship should be evaluated to determine if a settlement of a preexisting relationship exists, thereby requiring accounting separate from the business combination. In the Casie Group acquisition, the liability from the former owners of Casie Group to Pure Earth, Inc. was settled as a component of the purchase price and a reduction of the seller’s net assets. This was resolved on a dollar for dollar basis, resulting in no gain or loss. There were no other transactions or relationship in existence as of the date of the Casie Group acquisition to which EITF 04-1 would apply.

United States Securities and Exchange Commission
August 7, 2008

Note 8 — Concentrations of Credit Risk, page F-36
31.	Expand your discussion of reliance on major customers to disclose the total amount of revenue from each customer that represents 10 percent or more of your revenue and identify the segment or segments reporting the revenue. Refer to paragraph 39 of SFAS 131.
Response:
In response to the Staff’s comment, we have amended our disclosure on pages F-36 and F-78 of the Registration Statement to disclose the amount of revenue derived from each major customer that represents 10% or more of our consolidated revenues and the revenues for the segment to which the revenue is attributed. In accordance with paragraph 39 of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, we have not disclosed the identity of each customer, but rather we chose to identify them as Customers A, B, C and D.
Note 10 — Intangible Assets, page F-37
32.	You have reported loss from operations of $527,343 in your Materials segment and a loss from operations of $139,681 in your Environmental Services segment for the year ended December 31, 2007. Continuing for the quarter ended March 31, 2008, your Materials segment’s loss from operations was $427,539 and your Environmental Services segment reported a loss from operations of $26,822. In addition, your Treatment and Recycling segment reported a loss from operations of $426,843 for the quarter ended March 31, 2008. Please tell us in detail, the factors you considered in determining that your intangible assets assigned to these reportable segments were not impaired. Please also provide us your assumptions, such as discount rates, cash flows, expected growth rates, and any others, used in determining your estimate of fair value for your reporting unit, as well as your basis for the assumptions used. Your response should reconcile and explain, in detail, any differences between your projected growth rates in revenues and cash flows and your historical growth rates in revenues and cash flows. Please also be advised that these assumptions should be consistent with those used for internal planning purposes. Accordingly, please address why your projections indicate recoverability of your intangible assets, but, at the same time, indicate that your deferred tax assets are not fully realizable.
Response:
At December 31, 2007 and March 31, 2008, our intangible assets were assigned to the following reporting segments:

United States Securities and Exchange Commission
August 7, 2008

	March 31, 2008	December 31, 2007
Transportation and Disposal	$2,050,448	$2,129,096
Treatment and Recycling	2,452,763	2,459,657
Environmental Services	—	—
Materials	—	—

Total	$4,503,211	$4,588,753

As represented in the table above, there are currently no intangible assets assigned to the Materials or Environmental Services Segment. During the year ended December 31, 2007, we recorded an impairment charge of $67,500 for the write-off of a customer list assigned to the Materials segment due to a lack of revenue being derived from these customers.
With respect to the intangible assets assigned to the Transportation and Disposal segment, these assets consist of a customer list that we acquired on January 20, 2006 from a third party and the five-year sales agreement and non-competition agreements acquired in connection with the Soil Disposal Group asset purchase in November 2007. Due to the proximity of the Soil Disposal Group transaction to December 31, 2007, no impairment analysis was deemed necessary in relation to those intangible assets.
For the customer list acquired in January 2006, we performed an impairment analysis as of December 31, 2007, whereby we compared the estimated fair value of the customer list with its carrying value. We estimated the fair value of the customer list by reviewing the revenues derived specifically from these customers over the past two years and estimating the net cash flow. The average net cash flow for the past two years exceeds the carrying value of the customer list and based on our current estimates for 2008 through 2012, we believe that the cash flows from these customers will continue to provide a similar level of cash flows. We compared the average net cash flows for the past two years derived from these customers to the carrying value as follows:

Average annual net cash flows	$3,181,157
Carrying value at December 31, 2007	1,138,625

Difference	2,042,532
Margin of average or projected annual cash flows in excess of carrying value	64%
As shown in the table above, the average annual net cash flow derived from these customers over the past two years exceeds the carrying value. Therefore, if we were to project the net cash flows to be derived from these customers out over subsequent periods, we believe that the estimated fair value exceed the carrying value by a substantial margin. Based upon this analysis, we concluded that the customer lists were not impaired as of December 31, 2007. These customers continued to generate a positive net cash flow as of March 31, 2008, and we are not aware of any other potential indicators of impairment as of that date.

United States Securities and Exchange Commission
August 7, 2008

The intangible assets within the Treatment and Recycling segment consist primarily of $2.2 million in permits and $259,000 for a non-competition agreement with a former owner of Casie Group. The valuation of the permits was determined via an appraisal at the date of acquisition on March 30, 2007. For the nine months ended December 31, 2007, the Treatment and Recycling segment had income from operations of $1,760,482. Our projections for 2008 and the subsequent years are as follows:

Projected Income
Year	from Operations
2008	$	[XXXXX]
2009		[XXXXX]
2010		[XXXXX]
2011		[XXXXX]
2012		[XXXXX]

Total	$	[XXXXX]

Sum of projections, reduced by 50%	$	[XXXXX]

Discount rate		[XXXXX]	%

Estimated fair value	$	[XXXXX]

As shown in the in the table above, the estimated fair value of the cash flows to be derived from the operations of Casie Group is approximately $[XXXXX] million. The permits are an integral component to Casie Group’s operations, and without such permits, the majority of its operations would not be possible. Therefore, we believe that it is reasonable to assume that at least 20% of the estimated fair value of the income from operations should be attributed to the intangible assets at $[XXXXX] million, which exceeds the carrying value.
Note 20 — Segment Reporting, page F-52
33.	Please break-out your goodwill balance by reportable segment for each period that you have presented a statement of financial position. Refer to paragraph 45 of SFAS 142.
Response:
In response to the Staff’s comment, we have updated Note 20 to our consolidated financial statements for the years ended December 31, 2007 and 2006 on page F-52 and Note 16 to our consolidated financial statements for the three months ended March 31, 2008 and 2007 on page F-85 to reflect the amount of goodwill assigned to each reportable segment for each of the periods presented.
Note 8 — Idle Machinery. page F-78
34.	We note your idle machinery of $8,450,000 which is 17% of your total assets as of March 31, 2008. We further note that based on the Casie Protank, Inc. balance

United States Securities and Exchange Commission
August 7, 2008

sheets, this machinery has been idle since at least December 31, 2005. You disclose that this equipment has not yet been placed in use and requires State permits to place the equipment in service. In light of this and in consideration of the amount of time this machinery has been idled, please tell us your considerations of impairment pursuant to SFAS 144 for this machinery. In your response, please explain your determination of the fair value of this machinery to be $8,450,000 in your allocation of the Casie Group Acquisition in consideration the machinery previously had a book value of $900,000 and had previously been idle.
Response:
In the allocation of the purchase price we paid to the assets we acquired from Casie Group, we assigned a value of $8,450,000 to five pieces of idle equipment, which previously had a carrying value of $900,000. The previous book value of $900,000 was determined based upon the cost of the equipment to the former owner, who obtained this machinery in a bankruptcy sale at a significant discount to what we believe was market price. Our determination of the fair value of the equipment at the date of acquisition was based upon each individual piece of equipment being separately valued and appraised in its current state. We did not assign a “blanket value” to the equipment, but rather conducted an on-site examination of the equipment and appraised it based upon our estimate of its value in the market place in its current condition. This evaluation consisted of comparisons to comparable pieces of equipment, as well as evidence obtained from recent market transactions at that time.
In performing our assessment of whether any impairment of the idle machinery existed at December 31, 2007 or March 31, 2008, we considered the guidance provided for in paragraph 8 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which states that:
A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:
a. A significant decrease in the market price of a long-lived asset (asset group)
b. A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition
c. A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

United States Securities and Exchange Commission
August 7, 2008

d. An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)
e. A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)
f. A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
Because the appraised equipment has not yet been placed into use or actively held for sale, we considered whether there had been a significant decrease in the market price of such equipment. As of December 31, 2007 and March 31, 2008, we were not aware of any such market factors that would significantly impact the market price of this equipment, nor was there any change in the physical condition of the idle machinery or any changes in the business climate which would impact the fair value of this equipment. We also had informal discussions with the appraiser specifically with respect to this equipment as to whether or not there were any indicators of impairment, from which we concluded that the idle machinery was not impaired.
Subsequent to March 31, 2008 and the initial filing of the Registration Statement, we had the idle machinery reappraised in connection with an ongoing refinancing of certain of the Casie Group’s debt. We received an appraisal report dated July 21, 2008, which indicated that due to changing economic conditions, the value of all of the equipment declined by approximately 3% to 5%. The decline for the equipment in operations approximated the carrying value due to the original value being depreciated, and therefore no impairment was present. However, the decline attributable to the idle equipment of approximately $412,500 will be reflected as an impairment charge in the second quarter of 2008. This impairment charge will be offset in part by a reversal of approximately $165,000 in deferred tax liabilities relating to the idle machinery.
We are in the process of evaluating whether or not to place the machinery into service for use in our operations, or to hold the equipment for sale. In evaluating whether or not the decline in market value indicated by the appraisal report is due to temporary or permanent conditions, we considered other methodologies for determining market value, such as a discounted cash flow analysis. However, at this time, we are unable to predict the amount of cash flows that could be derived from this equipment if it were to be placed into service, and therefore we believe that the appraised value represents the best indicator of market value. Accordingly, we do not have any indication that the decline in market value is only temporary or that the market value will go back up, and therefore we recorded an impairment charge in the second quarter of 2008 based upon the best available evidence.

United States Securities and Exchange Commission
August 7, 2008

We have amended our discussion of the idle machinery in the Registration Statement, and specifically on pages 86 and F-78, to properly disclose this subsequent impairment charge where appropriate.
Casie Protank, Inc. and Affiliates Combined Financial Statements as of March 30, 2007 and for the Period Ended March 30, 2007, page F-92
35.	Please file the financial statements of Casie Protank, Inc. and Affiliates as of March 30, 2006 and for the Period Ended March 30, 2006 to present the comparable period of the preceding fiscal year. Refer to Rule 8-03 and 8-04 of Regulation S-X.
Response:
We have included financial statements of Casie Protank, Inc. and Affiliates for the period ended March 30, 2006 in pages F-92 to F-109 of the Registration Statement. However, we note that Rules 8-03 and 8-04 of Regulation S-X do not require a preceding fiscal year balance sheet, as requested in this comment. Pursuant to these rules and in accordance with a telephone conference on August 5, 2008 between Jeffrey M. Taylor, Esq. of Blank Rome LLP, our legal counsel, and Ryan Rohn of the Staff, we have elected not to include a balance sheet of Casie Protank, Inc. and Affiliates as of March 30, 2006 in the Registration Statement.
* * * *
The Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any member of the Staff should have any questions regarding the Registration Statement or any of our responses to the Comment Letter, please do not hesitate to contact Jeffrey M. Taylor of Blank Rome LLP, our outside legal counsel, at (215) 569-5579, or in his absence, please contact Alan L. Zeiger of Blank Rome LLP, at (215) 569-5754.

United States Securities and Exchange Commission
August 7, 2008

Sincerely,

PURE EARTH, INC.

		By:	/s/ Mark Alsentzer Mark Alsentzer
President and Chief Executive Officer

cc:	Jessica Kane		Mr. Brent Kopenhaver
	Brigitte Lippmann		Alan L. Zeiger, Esq.
	Ryan Rohn		Jeffrey M. Taylor, Esq.
Melissa Rocha